Exhibit 15.1

GENERATION INCOME PROPERTIES ANNOUNCES
PENDING $5.4 MILLION WALGREENS DISPOSITION

For Immediate Release

Tampa, FL, June 10, 2021 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the signing of a definitive purchase and sale agreement for the disposition of a 14,931 square foot building in Cocoa, FL for total consideration of approximately $5.4 million and is subject to customary closing conditions and due diligence.

The building is solely occupied by Walgreens (NASDAQ: WBA) which holds an investment grade credit rating of BBB- from Standard and Poor’s and was originally purchased in September 2019 for approximately $4.5 million plus closing costs.

David Sobelman, President and Chief Executive Officer of GIP, noted, “While we are typically long-term holders of assets, an opportunity presented itself to dispose of an asset at terms that were advantageous to the shareholders. This potential transaction highlights how GIP’s active internal management of net lease properties allows us to constantly monitor each property we own and compare the dynamics of the asset to both the long and short-term goals of the company.”

Company Contact:

Investor Relations

Generation Income Properties Inc.

Tel (813) 448-1234

ir@gipreit.com

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties. Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the Company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the Company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the Company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the Company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.